

October 10, 2013

Via E-mail
Marty Weigel
President, Treasurer and Director
Kaeland Resources Corporation
4755 Caughlin Parkway, Suite A
Reno, Nevada 89519

> **Re: Kaeland Resources Corporation**
> **Registration Statement on Form 10**
> **Filed September 18, 2013**
> **File No. 000-55043**

Dear Mr. Weigel:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Business of the Issuer, page 1

2. Revise your presentation on the bottom of page 1 to reflect your very limited financial resources and the fact that, as noted on page 4, Mr. Weigel has a limited amount of time to devote to finding a merger partner.

3. Revise this section to clarify the benefit to investors in Kaeland of merging with another company. For example, do you expect to retain an equity stake in the resulting entity? Investors must be able to understand the benefit to current shareholders from the reverse merger.

Risk Factors, page 3

4. In a number of risk factors, you identify that you cannot provide investors with assurance that a specific event will or will not occur. Revise the risk factors, and the headings, to clarify the nature of the risk, which is the occurrence or non-occurrence of a particular situation, not your ability to provide assurance. For instance, in the last risk factor on page 5, the risks is that that market demand for mergers with reporting shell companies may dry up, not that you are not able to assure your investors that the market may still exist. Revise throughout this section to clearly communicate the risks covered by each risk factor.

We cannot assure you that, following a business combination…, page 6

5. Revise this section to clarify, if true, that you have not engaged any broker to act as a market maker in your stock.

Management's Discussion and Analysis…, page 9

6. Revise this section to discuss your resources available to conduct operations; including making required filings once your registration statement becomes effective.

7. We note that you disclose the perceived benefits of being a reporting company on page 10. However, please describe why you believe your company, a reporting shell with minimal assets, would be attractive to a private operating company seeking to become public. In your explanation, take into account the consideration that such private company would have to provide to you in such a transaction as well as your obligation to file a Form 8-K in connection with such a Transaction including Form 10 information regarding the private operating company.

Directors and Officers, page 11

8. On page 1, you state that Mr. Weigel has experience identifying and conducting reverse mergers with reporting shell companies. Please tell us if Mr. Weigel has previously served as a director or officer of any reporting shell company and identify any reporting shell companies that he served in those capacities during the prior five year period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel